EXHIBIT 99.1

Galapagos establishes strategic collaboration with BridGene Biosciences to expand small molecule drug discovery in oncology

  Strategic collaboration and licensing agreement further strengthens Galapagos’ growing early-stage pipeline in oncology precision medicine
  Collaboration leverages Galapagos’ expertise in small molecule drug discovery and development with BridGene’s innovative discovery platform for “hard-to-drug” targets
  Galapagos to pay up to $27 million in upfront and preclinical milestone payments to BridGene

Mechelen, Belgium; 3 January 2024, 22:01 CET; Galapagos NV (Euronext & NASDAQ: GLPG) today announced that it has entered into a strategic collaboration and licensing agreement with BridGene Biosciences, Inc. (“Bridgene”), a biotechnology company that uses proprietary chemoproteomics technology to discover novel small molecule drug candidates.

Through this collaboration, Galapagos and BridGene aim to discover and develop new precision medicines against clinically validated oncology targets by leveraging Galapagos’ expertise in small molecule drug discovery and translational research along with BridGene’s proprietary IMTAC™ chemoproteomics platform. The parties will advance the molecules into clinical candidates, and Galapagos has exclusive rights for further development and commercialization of any product candidates developed under the agreement.

“Our small molecule oncology strategy is focused on developing best-in-class precision medicines that have the potential to transform the lives of cancer patients, and today’s announcement has the potential to accelerate that objective,” said Pierre Raboisson, Ph.D., Senior Vice President and Head of Small Molecules Discovery at Galapagos. “We are very pleased to announce this preclinical research collaboration with BridGene, which has a strong track record in small molecule drug discovery for challenging targets. We look forward to working together and leveraging the unique capabilities of each company with the goal of developing transformative medicines to address high unmet medical needs of cancer patients.”

Under the terms of the agreement, BridGene will receive from Galapagos up to $27 million in upfront and preclinical research milestone payments and potentially over $700 million in clinical and commercial milestones, assuming success of the programs. In addition, BridGene will be entitled to receive single-digit tiered royalties on net sales of each product resulting from the collaboration.

About Galapagos
We are a global biotechnology company with operations in Europe and the US dedicated to developing transformational medicines for more years of life and quality of life. Focusing on high unmet medical needs, we synergize the most compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class small molecules, CAR-T therapies, and biologics in oncology and immunology. With capabilities from lab to patient, including a decentralized, point-of-care CAR-T manufacturing network, we are committed to challenging the status quo and delivering results for our patients, employees, and shareholders. For additional information, please visit www.glpg.com or follow us on LinkedIn or X (formerly Twitter).

About BridGene Biosciences
BridGene is a biotechnology company focused on discovering and developing innovative small molecules that drug traditionally undruggable targets, providing new paths to treat diseases. By using its proprietary chemoproteomic platform, IMTAC™, BridGene is able to screen small molecules against all proteins in live cells to discover drug candidates for high value and previously undruggable targets. For this purpose, BridGene takes advantage of its proprietary, diverse covalent library of tagged, drug-like small molecules. The ultimate goal is to enable breakthrough small-molecule drug discovery and to expand the mechanisms to treat diseases, with targets previously inaccessible to small molecules. BridGene is advancing a diversified pipeline of first-in-class drugs for targets in multiple disease areas. For more information, visit https://bridgenebio.com/.

Contacts Galapagos

Media inquiries: Marieke Vermeersch +32 479 490 603 media@glpg.com	Investor inquiries: Sofie Van Gijsel +1 781 296 1143 ir@glpg.com Sandra Cauwenberghs ir@glpg.com

Forward-looking statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These statements are often, but not always, made through the use of words or phrases such as “will,” “aim,” “goal,” and any similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding Galapagos’ collaboration with BridGene, including potential payments under the collaboration and licensing agreement. Forward-looking statements may involve unknown and known risks, uncertainties and other factors which might cause actual results to diﬀer materially from those referred to in the forward-looking statements and, therefore, the reader should not place undue reliance on them. These risks, uncertainties and other factors include, without limitation, the risk that Galapagos’ expectations regarding the collaboration with BridGene, including the potential benefits of such collaboration, may be incorrect, the inherent uncertainties associated with competitive developments and regulatory approval requirements, as well as those risks and uncertainties identified in Galapagos’ Annual Report on Form 20-F for the year ended 31 December 2022 and its subsequent filings with the Securities and Exchange Commission. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on Galapagos management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations, unless required by law or regulation.